2001 Annual Report



People bank with people

Corporate Profile

"People bank with people." At First Charter we believe that investments in personal service pay dividends in long lasting relationships.



First Charter Corporation is a regional financial services company with $3.3 billion in assets. For 114 years, we have served the people and businesses in communities across the western half of North Carolina.

First Charter offers a broad range of banking, investment and insurance services through 52 financial centers and five insurance offices. Common stock for First Charter is traded under the symbol "FCTR" on the NASDAQ National Market.

Over 900 teammates work together at First Charter. These individuals are the foundation of our success and the reason it is possible for us to provide exceptional service to our clients. At First Charter you can "Expect More From Us."



Jerold Marlow

Expect More Award Winner

The Expect More Award recognizes and celebrates our teammates who demonstrate the "Expect More From Us" tradition. Awards are given each quarter with an annual award winner selected from among the quarterly winners.

The Expect More Award winner for 2001 is Jerold Marlow, Senior Vice President, Facilities and Purchasing Manager.

Jerold was nominated by Jim Mathews, Senior Vice President, Bank Operations Director. According to Jim, "Jerold has been an enthusiastic member of the First Charter team for over 25 years – and is someone who will always go the extra mile."

Congratulations, Jerold.

Selected Consolidated Financial Data

	Years ended December 31,				
(Dollars in thousands, except per share amounts)	**2001**	2000	1999	1998	1997
Summary of Operations:					
Interest income	**$ 215,276**	$ 216,143	$ 194,271	$ 188,561	168,367
Interest expense	**109,912**	108,314	90,299	92,694	82,400
Net interest income	**105,364**	107,829	103,972	95,867	85,967
Provision for loan losses	**4,465**	7,615	5,005	3,741	3,681
Non-interest income	**38,773**	30,666	28,795	23,912	21,845
Non-interest expense	**87,579**	92,727	75,991	86,888	63,984
Income before income taxes	**52,093**	38,153	51,771	29,150	40,147
Income taxes	**16,768**	13,312	16,480	12,859	14,255
Net income	**$ 35,325**	$ 24,841	$ 35,291	$ 16,291	$ 25,892
Per Common Share:					
Basic net income	**$ 1.12**	$ 0.79	$ 1.12	$ 0.51	$ 0.84
Diluted net income	**1.12**	0.79	1.11	0.50	0.83
Cash dividends declared (1)	**0.72**	0.70	0.68	0.61	0.53
Period-end book value	**10.06**	9.79	9.33	9.66	9.29
Average shares outstanding – Basic	**31,480,109**	31,435,342	31,504,746	31,782,843	30,712,930
Average shares outstanding – Diluted	**31,660,985**	31,580,328	31,772,060	32,423,533	31,411,944
Selected Year End Balances:					
Securities available for sale	**$ 1,077,365**	$ 441,031	$ 486,905	$ 483,292	$ 438,244
Securities held to maturity	**-**	-	36,082	33,307	36,709
Loans, net	**1,929,052**	2,128,960	1,942,830	1,876,353	1,644,416
Allowance for loan losses	**25,843**	28,447	25,002	22,278	21,100
Total assets	**3,332,737**	2,932,199	2,679,728	2,594,940	2,289,458
Deposits	**2,162,945**	1,998,234	1,816,491	1,775,638	1,604,312
Borrowings	**808,512**	570,024	542,021	480,344	361,002
Total liabilities	**3,023,396**	2,622,912	2,389,460	2,288,034	1,990,596
Total shareholders' equity	**309,341**	309,287	290,268	306,906	298,860
Selected Average Balances:					
Loans, net	**1,990,406**	2,074,971	1,878,509	1,783,271	1,517,358
Earning assets	**2,881,295**	2,576,853	2,418,011	2,302,896	2,027,624
Total assets	**3,104,952**	2,763,920	2,583,803	2,448,384	2,055,598
Deposits	**2,085,669**	1,877,426	1,795,921	1,572,262	1,563,773
Borrowings	**652,298**	556,859	447,633	443,344	329,987
Total shareholders' equity	**320,215**	299,745	292,183	307,460	294,247
Ratios:					
Return on average shareholders' equity	**11.03 %**	8.29 %	12.08 %	5.30 %	8.80 %
Return on average assets	**1.14**	0.90	1.37	0.67	1.26
Average loans to average deposits	**95.43**	110.52	104.60	113.42	97.03
Average equity to average assets	**10.31**	10.84	11.31	12.56	14.31
Net loans charged off during period to average loans	**0.33**	0.20	0.10	0.14	0.15
Operating efficiency (2)	**60.97**	64.09	56.85	73.04	61.80
Dividend payout	**64.29**	88.61	61.26	122.00	63.86

The table above sets forth certain selected financial data concerning First Charter Corporation (the "Corporation") for the five years ended December 31, 2001. All financial data has been adjusted to reflect the acquisition of HFNC Financial Corp. in 1998, the acquisition of Business Insurers of Guilford County in 2000, and the acquisition of Carolina First BancShares, Inc. in 2000, each of which was accounted for as a pooling of interest.

(1) First Charter Corporation historical cash dividends declared.
(2) Non-interest expense divided by the sum of taxable equivalent net interest income plus non-interest income less gain on sale of securities.



Letter to Shareholders

In 2001, our country faced a deepening economic recession and the unspeakable horror of September 11. Our beliefs about what is important in life were challenged. What people truly valued, however, soon became crystal clear: courage, integrity and security in an insecure world.

Some thought these values were relics of another time. Not us. First Charter was founded on these principles and we remain as committed to them now as we were over a century ago. That is why, despite the many challenges of 2001, we are confident. Confident that we can and will deliver when you Expect More From Us.

Overview of 2001

On behalf of the management team, I would be the first to tell you that we were not satisfied with our performance in 2001. While it was well within expectations, we can do better.

Net income was $35.3 million, a 5.1 percent decrease from the 2000 level, excluding restructuring and merger costs incurred during 2000. Several factors contributed to the decrease. A sharp decline in short-term interest rates dramatically lowered our income from loans. The effect of the recession on business development resulted in a rate of commercial loan growth that failed to meet our projections. The volatile equity market negatively impacted fee income from our trust and brokerage areas. Finally, our expenses increased due to the significant investments we made in improved facilities and a stronger core operating system, both designed to position us for future growth.

In 2001, we had many significant accomplishments. From a financial standpoint, consumer loan growth was up 23 percent over 2000 levels and deposits grew by 8 percent. Non-interest income grew 26 percent in 2001, in part because of growth in service charge income on deposit accounts and the continued expansion of First Charter Insurance Services.

The relocation of our headquarters and operations from six separate sites to the First Charter Center in the University Research Park in Charlotte was a key achievement. We now have the convenience of one centrally located, state-of-the-art facility. In addition to the short-term advantages that flow from daily, face-to-face communication, we think this move will prove to be a strategic advantage over the long-term as well. The First Charter Center gives us the infrastructure we need for future growth and operational efficiencies.

The conversion of our core operating system was another strategic accomplishment. This new system has broad expansion capabilities and puts needed information at the fingertips of First Charter personnel. Although this was an enormous task, careful planning and strong teamwork made the conversion quick and successful. Doing business with First Charter has never been simpler or faster.

Vision

During the last six years, First Charter focused on building a strong franchise and developing necessary infrastructure. What was once a $300 million bank housed in the suburbs of metropolitan Charlotte is today a $3.3 billion financial services company with the region's fourth largest deposit base. Now, we are focused on leveraging that investment, delivering consistently stronger financial results and maximizing our franchise value.

What will it take? The heart of our 2002 plan is growth. We will drive loan growth of all types: consumer, commercial and mortgage. We expect strong growth in core deposits and in fee services such as trust, brokerage and insurance.

How do we compete? First Charter is one of the best-kept secrets in the North Carolina financial services industry. A secret that needs revealing. Our advertising and public relations initiatives are designed to expand awareness of First Charter as the best choice for financial services in the marketplace. We can compete successfully against any of our competitors, whether they are a mega-bank, a start-up community bank, an insurance company or an investment firm. We offer a full array of banking, investment and insurance products. Whether you are a business seeking a line of credit and cash management services, or a


$1,776
$1,816
$1,998
$2,163
1998
1999
2000
2001

Deposits (in millions)


$218
$246
$288
$355
1998
1999
2000
2001

Consumer Loans (in millions)


$699
$967
$1,127
$1,099
1998
1999
2000
2001

Commercial Loans (in millions)


$120
$133
$138
$144
1998
1999
2000
2001

Revenue (in millions)


$0.61
$0.68
$0.70
$0.72
1998
1999
2000
2001

Dividends
(represents historical cash dividends declared by First Charter Corporation)


$2,595
$2,680
$2,932
$3,333
1998
1999
2000
2001

Total Assets (in millions)

family wanting Internet banking and a Looney Tunes® savings account for a child, you can turn to First Charter. We offer all the financial products you need, but with one key difference: exceptional service.

"First Charter will never sell a customer one penny of services they do not need. But it is our responsibility to sell them every dollar of the services they do need."



What advantages do we offer? At First Charter, customers find that we have a passion to get to know their unique needs and a commitment to deliver exceptional service. Many financial services companies are hampered by their size. If too small, they lack the broad array of products and sophisticated personnel needed to meet customers' complex financial needs. Too large and they become order-takers who have lost the ability to deliver personalized service.

We offer the best of both worlds: a broad product line delivered with exceptional service. Our service representatives' decades of experience enable them to serve as advocates for First Charter customers in the complex, ever-changing world of financial services.

Exceptional service is our key competitive advantage. At First Charter, we do not settle for satisfied customers! We strive for very satisfied customers. To ensure that we are delivering exceptional service, we instituted a program unique for a company of our size. We now survey 1,500 First Charter customers every three months and ask them about the service they receive in our financial centers. Last year, our customers rated our service significantly higher than the average seen in banks throughout the country. While our service is well above the industry norm, we are committed to moving even more customers from the ranks of merely satisfied to very satisfied.

"Earnings growth is at the forefront of every decision we make. We will continue to leverage the investments we have made in people and technology."



Making It Happen

A significant change took place in our company at the close of 2001 – a change that could have

"Partnering risk managers with area executives ensures insight into local conditions and a view of the broader portfolio. It's the surest way of being responsive and responsible."

the biggest long-term impact of any decision ever made at First Charter. As we reached the mid-point of last year and saw that commercial loan growth would not meet our expectations, we looked at our traditional operating methods and realized changes were necessary.

Community Bank

First, we reconfigured our community bank into three areas. The eastern area includes Union, Cabarrus and southern Rowan counties; the central area contains Mecklenburg and Iredell counties. The western area is our largest territory, covering eleven counties throughout western North Carolina. Under this new system, area executives are directly responsible for serving the needs of all consumer and commercial customers. This change will provide greater flexibility at the local level and improve the speed and accuracy of our decision-making.

Organizational Structure

Next we revamped our organizational structure by assigning a risk manager and a learning specialist to each of the three areas – changes that have major implications. Each risk manager is partnered with an area executive, working side-by-side in the local area offices. They have mutual goals, established together, that utilize the area executive's insight into local conditions and the risk manager's view of the broader portfolio. This should encourage asset quality, profitability and growth.

A learning specialist or "coach" assigned from the Learning and Performance Improvement division is also housed in each area. These specialists train area teammates on new and existing products and services, and provide individualized coaching for branch staff on ExSEL, the First Charter consultative sales process. Enhancements in product knowledge and consulting skills will help us better understand the needs of our customers and identify the products and services best suited to meet their needs.

Attitude

First Charter remains committed to a concept many in our industry would regard as quaint or old-fashioned: doing business one person at a time. That means knowing our customers and understanding what they need today and what they will need tomorrow. And it means wanting to be the best at providing the products and services uniquely suited for them. This is the First Charter Way: creating lasting customer relationships, delivering exceptional service and serving our communities.

Outlook

We have begun 2002 with a new attitude of entrepreneurship among our employees. We are using customer profitability to better understand our interactions with customers. Extra emphasis is being placed on retaining our most profitable customers. And for the less profitable customers, we are finding ways to help them grow by introducing the right mix of products and services for their needs.

We are well positioned and capable of taking advantage of marketplace opportunities in the short and long-term. Some of our competitors will be distracted in 2002 with internal issues, such as mergers and downsizing, and are likely to lose sight of their customers' needs. First Charter plans to offer those customers a better choice.

"The new core operating system delivers the heightened sophistication, expandability and functionality that First Charter bankers need to exceed the expectations of our customers."

This year should be full of excitement, challenges and growth. We have all the right ingredients for success: a comprehensive set of products and services, a company-wide focus on exceptional service, strong markets, talented people and a will to succeed. That is why we are confident that we can and will deliver when you Expect More From Us.

Sincerely,

Lawrence M. Kimbrough
President & Chief Executive Officer

Condensed Consolidated Balance Sheets

(Dollars in thousands, except share data)	December 31, 2001	December 31, 2000
Assets:		
Cash and due from banks	$ 134,084	$ 71,196
Federal funds sold	1,161	1,015
Interest bearing bank deposits	6,220	122,461
Cash and cash equivalents	141,465	194,672
Securities available for sale (cost of $1,067,787 at December 31, 2001 and $437,684 at December 31, 2000; carrying amount of pledged collateral at December 31, 2001, $138,541)	1,077,365	441,031
Loans	1,955,086	2,157,622
Less: Unearned income	(191)	(215)
Allowance for loan losses	(25,843)	(28,447)
Loans, net	1,929,052	2,128,960
Premises and equipment, net	96,976	76,666
Other assets	87,879	90,870
Total assets	$ 3,332,737	$ 2,932,199
Liabilities:		
Deposits:		
Non-interest bearing demand	$ 276,699	$ 242,983
Interest bearing	1,886,246	1,755,251
Total deposits	2,162,945	1,998,234
Other borrowings	808,512	570,024
Other liabilities	51,939	54,654
Total liabilities	3,023,396	2,622,912
Shareholders' equity:		
Preferred stock - no par value; authorized 2,000,000 shares; no shares issued and outstanding	-	-
Common stock - no par value; authorized 100,000,000 shares; issued and outstanding 30,742,532 and 31,601,263 shares	135,167	151,486
Common stock held in rabbi trust for deferred compensation	(388)	-
Deferred compensation payable in common stock	388	-
Retained earnings	168,334	155,762
Accumulated other comprehensive income: Unrealized gains on securities available for sale, net	5,840	2,039
Total shareholders' equity	309,341	309,287
Total liabilities and shareholders' equity	$ 3,332,737	$ 2,932,199

Condensed Consolidated Statements of Income

(Dollars in thousands, except share and per share data)	Years Ended December 31, 2001	2000	1999
Interest income:			
Loans	**$ 158,985**	$ 184,035	$ 162,490
Federal funds sold	**75**	250	501
Interest bearing bank deposits	**399**	224	314
Securities	**55,817**	31,634	30,966
Total interest income	**215,276**	216,143	194,271
Interest expense:			
Deposits	**78,252**	75,263	66,101
Federal funds purchased and securities sold under agreements to repurchase	**5,034**	6,620	4,119
Federal Home Loan Bank and other borrowings	**26,626**	26,431	20,079
Total interest expense	**109,912**	108,314	90,299
Net interest income	**105,364**	107,829	103,972
Provision for loan losses	**4,465**	7,615	5,005
Net interest income after provision for loan losses	**100,899**	100,214	98,967
Non-interest income:			
Service charges on deposit accounts	**13,848**	11,187	9,042
Financial management income	**2,323**	2,819	2,564
Gain (loss) on sale of securities	**2,399**	(4,303)	919
(Loss) gain on sale of loans	**-**	(99)	1,757
Gain on sale of property	**416**	2,788	1,752
(Loss) income from equity method investees	**(442)**	4,580	138
Mortgage loan fees	**2,643**	1,001	688
Brokerage services income	**1,746**	1,543	447
Insurance services income	**7,681**	6,805	2,741
Trading gains	**2,592**	-	-
Other	**5,567**	4,345	8,747
Total non-interest income	**38,773**	30,666	28,795
Non-interest expense:			
Salaries and employee benefits	**44,719**	40,942	39,314
Occupancy and equipment	**14,607**	12,342	11,533
Data processing	**2,956**	2,380	2,957
Advertising	**2,363**	3,390	2,938
Postage and supplies	**4,820**	4,379	4,181
Professional services	**6,727**	3,760	4,036
Telephone	**1,396**	1,425	1,290
Restructuring charges and merger-related	**-**	16,250	-
Other	**9,991**	7,859	9,742
Total non-interest expense	**87,579**	92,727	75,991
Income before income taxes	**52,093**	38,153	51,771
Income taxes	**16,768**	13,312	16,480
Net income	**$ 35,325**	$ 24,841	$ 35,291
Net income per share:			
Basic	**$ 1.12**	$ 0.79	$ 1.12
Diluted	**$ 1.12**	$ 0.79	$ 1.11
Weighted average shares:			
Basic	**31,480,109**	31,435,342	31,504,746
Diluted	**31,660,985**	31,580,328	31,772,060

Condensed Consolidated Statements of Shareholders' Equity

(Dollars in thousands, except share data)	Common Stock Shares	Common Stock Amount	Common Stock Held in Rabbi Trust for Deferred Compensation	Deferred Compensation Payable in Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 1998	32,007,898	$ 168,904	$ -	$ -	$ 130,736	$ 6,535	$ 306,175
Comprehensive income:							
Net income	-	-	-	-	35,291	-	35,291
Unrealized loss on securities available for sale, net	-	-	-	-	-	(13,920)	(13,920)
Total comprehensive income							21,371
Cash dividends	-	-	-	-	(14,812)	-	(14,812)
Stock options exercised and Dividend Reinvestment Plan stock issued	204,831	1,041	-	-	-	-	1,041
Shares issued in connection with business acquisition	68,551	1,273	-	-	-	-	1,273
Purchase and retirement of common stock	(1,180,970)	(24,780)	-	-	-	-	(24,780)
Balance, December 31, 1999	31,100,310	146,438	-	-	151,215	(7,385)	290,268
Comprehensive income:							
Net income	-	-	-	-	24,841	-	24,841
Unrealized gain on securities available for sale, net	-	-	-	-	-	9,424	9,424
Total comprehensive income							34,265
Cash dividends	-	-	-	-	(20,294)	-	(20,294)
Stock options exercised and Dividend Reinvestment Plan stock issued	380,680	3,050	-	-	-	-	3,050
Shares issued in connection with business acquisition	122,263	2,025	-	-	-	-	2,025
Purchase and retirement of common stock	(1,990)	(27)	-	-	-	-	(27)
Balance, December 31, 2000	31,601,263	151,486	-	-	155,762	2,039	309,287
Comprehensive income:							
Net income	-	-	-	-	**35,325**	-	**35,325**
Unrealized gain on securities available for sale, net	-	-	-	-	-	**3,801**	**3,801**
Total comprehensive income							**39,126**
Common stock purchased by rabbi trust for deferred compensation	-	-	**(388)**	-	-	-	**(388)**
Deferred compensation payable in common stock	-	-	-	**388**	-	-	**388**
Cash dividends	-	-	-	-	**(22,753)**	-	**(22,753)**
Stock options exercised and Dividend Reinvestment Plan stock issued	**141,269**	**1,643**	-	-	-	-	**1,643**
Purchase and retirement of common stock	**(1,000,000)**	**(17,962)**	-	-	-	-	**(17,962)**
Balance, December 31, 2001	**30,742,532**	**$ 135,167**	**$ (388)**	**$ 388**	**$ 168,334**	**$ 5,840**	**$ 309,341**

Independent Auditors' Report

The Board of Directors
First Charter Corporation:

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets of First Charter Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001 (not presented herein); and in our report dated January 15, 2002 (except with respect to note twenty, which is as of February 28, 2002), we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated balance sheets and statements of income and shareholders' equity is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

KPMG LLP

Charlotte, North Carolina
February 28, 2002

First Charter Directors*

Harold D. Alexander
President
Young & Alexander, Inc.

William R. Black, M.D.
Oncologist
Carolina Oncology Associates

James E. Burt, III
Chairman
First Charter Bank

Michael R. Coltrane
President and CEO
CT Communications, Inc.
Vice Chairman
First Charter Corporation

J. Roy Davis, Jr.
Chairman Emeritus
S&D Coffee, Inc.
Chairman
First Charter Corporation

John J. Godbold, Jr.
Consultant

H. Clark Goodwin
Retired

Charles F. Harry, III
President
Grover Industries, Inc.

Frank H. Hawfield, Jr.
Owner
Frank Hawfield Real Estate

Charles A. James
Co-Owner
Mount Pleasant Bonded Warehouse

Walter H. Jones, Jr.
Attorney
Homesley, Jones, Gaines, Homesley & Dudley

Lawrence M. Kimbrough
President and CEO
First Charter Corporation
First Charter Bank

Samuel C. King, Jr.
President
King's Office Supply, Inc.

Jerry E. McGee
President
Wingate University

Ellen L. Messinger
Co-Owner
Messinger, Inc.

Hugh H. Morrison
President
E.L. Morrison Holding Company

Thomas R. Revels
President
HealthSTAT, Inc.

Lawrence D. Warlick, Jr.
Owner
Warlick Funeral Home, Inc.

William W. Waters
President
Waters Construction Company

* All listed individuals are Directors of both First Charter Corporation and First Charter Bank with the exception of H. Clark Goodwin and Ellen L. Messinger who are Directors of First Charter Bank only.

First Charter Financial Services

We offer all the financial services you need to achieve your goals. The true advantage of using First Charter is found in the people who deliver these services each and every day. They are dedicated to learning about you and your individual financial requirements, and to identifying the services best suited to meet your needs. Stop by and learn how you can Expect More From Us.

Personal Financial Services

Choose from a variety of checking and savings options designed to help you manage your financial needs. Choose a Money Market Plus account and earn premium interest rates on your balances, or consider our Looney Tunes® Savings Club for your children or grandchildren.

Consumer Lending

First Charter offers credit and mortgage products for everything from a new home or a college education, to a second honeymoon or a first car. We've been helping our customers achieve their dreams for more than 100 years. Ask about our Home Equity Line of Credit with absolutely No Closing Costs.

Signature Service for Professionals and Executives

Designed for busy professionals such as attorneys, doctors, accountants and business owners, Signature Service includes the dedicated attention of a personal financial consultant and access to specially designed financial services.

Business Banking

The success of your business matters to First Charter. We offer a broad range of commercial products and services that can help you manage your business more efficiently and grow your business more effectively. A variety of checking and investment options are complemented by business credit products and cash management services.

Wealth Management*

For the individual or business that has reached a certain level of financial freedom, a complete wealth management strategy can help attain that next level of financial success. Our client advisors can help you plan for the future through private and corporate asset management and business valuation.

Investment Services*

First Charter offers sound advice for developing your short-term and long-term financial plans. Each day we help our customers achieve their life goals with our full offering of Brokerage Services.

Insurance Services*

Helping you minimize the risk from life's potential challenges, First Charter Insurance Services offers a wide range of insurance products for your home, auto and other property. We also address the needs of businesses with a variety of commercial insurance coverages that include property, general liability, workers' compensation, and more.

First Charter Financial Centers

Banner Elk
1667 Hwy. 184

Black Mountain
116 Montreat Road

Boiling Springs
128 N. Main Street

Brevard
709 N. Broad Street

Bryson City
210 Main Street

Charlotte
212 S. Tryon Street
4500 Cameron Valley Pkwy
5330 Sunset Road
10400 Mallard Creek Road
1720 Oakdale Road
4323 Park Road
4400 Randolph Road
5601 Reddman Road
6342 Carmel Road
8601 J M Keynes Drive

Concord
271 Copperfield Blvd., North
981 US Hwy. 29 South
4 Union Street, North
871 Church Street, North

Cornelius
20221 NC Hwy. 73

Davidson
124 S. Main Street
400 Avinger Lane (The Pines at Davidson)

Denver
Hwy. 16 & Hwy. 150
Hwy. 16 & Triangle Circle

Forest City
300 W. Main Street

Harrisburg
4725 Hwy. 49 South

Huntersville
500 Gilead Road

Indian Trail
4240 Old Monroe Road

Jefferson
230 N. Main Street

Kannapolis
725 S. Loop Road
1408 S. Main Street

Kings Mountain
114 E. Gold Street

Lake Lure
#1 Arcade Bldg., Hwy. 64-74

Landis
139 S. Central Avenue

Lincolnton
402 E. Main Street
2586 E. Main Street
479 N. Generals Blvd.

Marion
2 S. Main Street

Matthews
1818 Matthews Township Pkwy.

Midland
4411 Hwy. 24-27 East

Mint Hill
7609 Matthews-Mint Hill Road

Monroe
201 N. Charlotte Avenue
1401 Skyway Drive

Mooresville
329 N. Main Street
Hwy. 150 & I-77

Mt. Pleasant
8320 Franklin Street West

Rutherfordton
112 N. Main Street

Shelby
316 S. Lafayette Street

Sparta
406 S. Main Street

Sylva
55 Asheville Hwy.

Troutman
205 N. Main Street

Waxhaw
1100 N. Broome Street

West Jefferson
402 S. Jefferson Avenue

First Charter Insurance Services

Charlotte
1051 East Morehead

Greensboro
2 Centerview Drive

Huntersville
307 Gilead Road

Monroe
138 S. Main Street

Shelby
222 N. Lafayette Street

Stop by the location nearest you.

Call or visit us at:

866-Move-2-FC

www.firstcharter.com

Corporate Information

Corporate Headquarters
First Charter Center
10200 David Taylor Drive
Charlotte, NC 28262
(800) 422-4650

Mailing Address:
P.O. Box 37937
Charlotte, NC 28237-7937

Auditors
KPMG LLP
401 South Tryon Street, Suite 2300
Charlotte, NC 28202

Corporate Counsel
Helms Mulliss & Wicker, PLLC
201 North Tryon Street, 30th Floor
Charlotte, NC 28202

Subsidiary
First Charter Bank
10200 David Taylor Drive
Charlotte, NC 28262

Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
(800) 368-5948

Stock Listing
The NASDAQ National Market
Symbol: "FCTR"

Stock Information and Dividends
First Charter Corporation's common stock (the "common stock") is reported as a National Market Security under the symbol "FCTR" on the NASDAQ National Market. The table below sets forth the high and low sales prices for the common stock for the periods indicated, as reported. The table also sets forth per share cash dividend information for the periods indicated.

Annual Shareholders' Meeting
First Charter Center
10200 David Taylor Drive
Charlotte, NC 28262
(704) 688-4300
April 23, 2002 at 9:30 a.m.

Form 10-K
Copies of the First Charter Corporation Annual Report (Form 10-K) for the fiscal year ended December 31, 2001, may be obtained without charge by writing:
Robert O. Bratton - Chief Financial Officer
First Charter Corporation
P.O. Box 37937
Charlotte, NC 28237-7937

Market Makers
Archipelago, LLC
BB&T Investment Services
Fleet Trading
Herzog, Heine, Geduld, Inc.
Island System Corporation
Keefe, Bruyette & Woods, Inc.
Knight Securities, L.P.
Legg Mason Wood Walker, Inc.
Midwest Research First Tennessee
REDIBook ECN, LLC
Robinson Humphrey Company, LLC
Ryan Beck & Co. Inc.
Sherwood Securities Corporation
Spear, Leeds & Kellogg
Sun Trust Capital Markets Inc.
Trident Securities, Inc.
Wachovia Securities, Inc.

Quarterly Common Stock Price Ranges and Dividends

	2001			2000 (1)		
Quarter	**High**	**Low**	**Dividend**	High	Low	Dividend
First	$16.0000	$13.4380	$0.1800	$14.6250	$12.5000	$0.1700
Second	18.7500	15.1250	0.1800	17.5000	12.5000	0.1700
Third	18.4500	15.4600	0.1800	16.8750	13.6250	0.1800
Fourth	18.4900	15.8500	0.1800	15.7500	13.0000	0.1800

(1) Represents historical cash dividends declared by First Charter Corporation.

FIRST CHARTER CORPORATION

P.O. Box 37937, Charlotte, NC 28237-7937
www.firstcharter.com